Exhibit 99.2

Senior Housing Properties Trust

First Quarter 2013
Supplemental Operating and Financial Data



Sheboygan, WI.
Medical Office Building.
Major tenant: Aurora Healthcare.
Square Feet: 154,423.

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS

	PAGE/EXHIBIT
CORPORATE INFORMATION	5
Company Profile	6
Investor Information	8
Research Coverage	9
FINANCIAL INFORMATION	10
Key Financial Data	11
Condensed Consolidated Balance Sheets	12
Condensed Consolidated Statements of Income	13
Condensed Consolidated Statements of Cash Flows	14
Debt Summary	15
Debt Maturity Schedule	16
Leverage Ratios, Coverage Ratios and Public Debt Covenants	17
Summary of Capital Expenditures	18
Acquisitions / Dispositions Information Since 1/1/2013	19
PORTFOLIO INFORMATION	20
Portfolio Summary by Facility Type and Tenant	21
Occupancy by Property Type and Tenant	22
Rent Coverage by Tenant (excluding MOBs and Managed Communities)	23
Triple Net Leased Senior Living Communities and Same Property – Results of Operations	24
Managed Senior Living Communities and Same Property - Results of Operations	25
MOB Portfolio and Same Property - Results of Operations	26
MOB Leasing Summary	27
Tenants Representing 1% or More of Total Rent	28
Portfolio Lease Expiration Schedule	29
EXHIBITS	30
Calculation and Reconciliation of Net Operating Income (NOI)	A
Calculation and Reconciliation of EBITDA and Adjusted EBITDA	B
Calculation and Reconciliation of Funds from Operations (FFO) and Normalized FFO	C



WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES;
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY;
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL;
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT;
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES;
- THE CREDIT QUALITY OF OUR TENANTS;
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT;
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED SENIOR LIVING COMMUNITIES SUCCESSFULLY; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS' ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES; AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR MANAGED SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS;
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES THAT REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS;
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY;
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR;
- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED OR THE TERMS TO BE CHANGED;
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES;
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE; AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AFFILIATES INSURANCE COMPANY, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Premier Residences of Pompano Beach, FL.
Independent and Assisted Living.
169 Units.



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, rehabilitation hospitals, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of March 31, 2013, RMR manages a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 830 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of March 31, 2013. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



Portfolio Concentration by Facility Type (as of 3/31/13) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Q1 2013 NOI (2)	% of Q1 2013 Total NOI
Independent living (3)	62	15,180		$ 1,855,007	35.2%	$ 34,022	29.7%
Assisted living (3)	151	11,158		1,285,493	24.3%	32,875	28.6%
Nursing homes (3)	48	5,024		210,394	4.0%	4,303	3.7%
Rehabilitation hospitals	2	364		76,463	1.5%	2,717	2.4%
Subtotal senior living communities	263	31,726		3,427,357	65.0%	73,917	64.4%
Medical office buildings (MOBs)	122	8,543,000	sq. ft.	1,653,966	31.5%	36,526	31.8%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	4,404	3.8%
Total	395			$ 5,261,340	100.0%	$ 114,847	100.0%

Operating Statistics by Tenant / Managed Properties (as of 3/31/13) ($ in 000):

					Tenant / Managed Properties Operating Statistics (4)	
	Number of Properties	Number of Units/Beds or Square Feet		Q1 2013 NOI (2)	Rent Coverage (4)	Occupancy (4)
Five Star	190	20,911		$ 49,444	1.29x	84.5%
Sunrise Senior Living, Inc. / Marriott (5)	4	1,619		3,133	1.91x	93.4%
Brookdale Senior Living, Inc.	18	894		1,754	2.41x	94.8%
6 private senior living companies (combined)	12	1,620		2,434	2.28x	83.1%
Managed senior living managed communities (6)	39	6,682		17,152	NA	87.4%
Subtotal senior living communities	263	31,726		73,917	1.40x	85.7%
Multi-tenant MOBs	122	8,543,000	sq. ft.	36,526	NA	95.0%
Wellness centers	10	812,000	sq. ft.	4,404	2.28x	100.0%
Total	395			$ 114,847	1.45x	

Property Mix
(based on Q1 2013 NOI)



- Independent living — 30%
- Assisted living — 28%
- Medical office buildings — 32%
- Nursing homes — 4%
- Wellness centers — 4%
- Rehabilitation hospitals — 2%

Geographic Diversification
(based on Q1 2013 NOI)



SC 3% · GA 4% · VA 4% · PA 4% · WI 5% · MD 6% · MA 7% · TX 8% · FL 10% · CA 11% · 30 Other States + D.C. 38%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.

(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.

(4) Operating data for multi-tenant MOBs are presented as of March 31, 2013; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended December 31, 2012, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(5) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases. In January 2013, Sunrise Senior Living, Inc., or Sunrise, was acquired by Health Care REIT Inc. and the management company business of Sunrise was sold to a separate acquirer, which operates with the Sunrise name and brand. References to Sunrise Senior Living, Inc. in this report include Sunrise prior to its acquisition and to the management company business of Sunrise following the acquisition of Sunrise.

(6) These 39 senior living communities are leased to our taxable REIT subsidiaries, or TRSs, and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through March 31, 2013 was 87.3%.



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth H. Olmsted, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eolmsted@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

RBC Capital Markets
Michael Carroll
(440) 715-2649

Jefferies & Company
Omotayo Okusanya
(212) 336-7076

Sandler O'Neill & Partners
James Milam
(212) 466-8066

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

Morgan Stanley
Jorel Guilloty
(415) 576-2631

UBS
Ross Nussbaum
(212) 713-2484

Raymond James
Paul Puryear
(727) 567-2253

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Eugene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



Honolulu, HI.
Medical Office Building.
Major tenants: First Insurance Company of Hawaii /
Straub Medical Center.
Square Feet: 204,429.

KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Shares Outstanding (1):					
Common shares outstanding (at end of period)	188,076	176,554	176,554	162,675	162,667
Weighted average common shares outstanding during period	184,605	176,554	174,690	162,670	162,647
Common Share Data:					
Price at end of period	$ 26.83	$ 23.64	$ 21.78	$ 22.32	$ 22.05
High during period	$ 26.86	$ 23.76	$ 24.70	$ 22.32	$ 23.09
Low during period	$ 23.76	$ 21.29	$ 21.52	$ 19.83	$ 21.30
Annualized dividends paid per share (2) (3)	$ 1.56	$ 1.56	$ 1.52	$ 1.52	$ 1.52
Annualized dividend yield (at end of period) (2) (3)	5.8%	6.6%	7.0%	6.8%	6.9%
Annualized Normalized FFO multiple (at end of period) (4)	15.6x	13.7x	12.7x	12.4x	12.3x
Annualized net operating income (NOI) (5) / total market capitalization	6.7%	7.8%	7.8%	7.6%	7.8%
Market Capitalization:					
Total debt (book value)	$ 1,826,601	$ 2,006,530	$ 1,868,311	$ 1,964,928	$ 1,851,799
Plus: market value of common shares (at end of period)	5,046,079	4,173,727	3,845,337	3,630,906	3,586,807
Total market capitalization	$ 6,872,680	$ 6,180,257	$ 5,713,648	$ 5,595,834	$ 5,438,606
Total debt / total market capitalization	26.6%	32.5%	32.7%	35.1%	34.0%
Book Capitalization:					
Total debt	$ 1,826,601	$ 2,006,530	$ 1,868,311	$ 1,964,928	$ 1,851,799
Plus: total shareholders' equity	2,884,145	2,646,568	2,670,811	2,416,159	2,445,835
Total book capitalization	$ 4,710,746	$ 4,653,098	$ 4,539,122	$ 4,381,087	$ 4,297,634
Total debt / total book capitalization	38.8%	43.1%	41.2%	44.9%	43.1%
Selected Balance Sheet Data:					
Total assets	$ 4,811,269	$ 4,748,002	$ 4,646,295	$ 4,466,552	$ 4,383,821
Total liabilities	$ 1,927,124	$ 2,101,434	$ 1,975,484	$ 2,050,393	$ 1,937,986
Gross book value of real estate assets (6)	$ 5,261,340	$ 5,183,307	$ 5,091,665	$ 4,866,390	$ 4,737,687
Total debt / gross book value of real estate assets (6)	34.7%	38.7%	36.7%	40.4%	39.1%
Selected Income Statement Data:					
Total revenues (7)	$ 189,429	$ 194,164	$ 158,633	$ 146,972	$ 145,073
NOI (5)	$ 114,847	$ 120,776	$ 110,826	$ 106,238	$ 105,739
Adjusted EBITDA (8)	$ 108,648	$ 105,405	$ 105,237	$ 101,373	$ 101,481
Net income	$ 35,235	$ 44,636	$ 25,646	$ 33,251	$ 32,352
Normalized FFO (4)	$ 78,944	$ 75,506	$ 74,777	$ 73,210	$ 72,388
Common distributions paid (2) (3)	$ 68,857	$ 68,857	$ 67,061	$ 61,813	$ 61,806
Per Share Data:					
Net income	$ 0.19	$ 0.25	$ 0.15	$ 0.20	$ 0.20
Normalized FFO (4)	$ 0.43	$ 0.43	$ 0.43	$ 0.45	$ 0.45
Common distributions paid (2) (3)	$ 0.39	$ 0.39	$ 0.38	$ 0.38	$ 0.38
Normalized FFO payout ratio (2) (3) (4)	90.7%	90.7%	88.4%	84.4%	84.4%
Coverage Ratios:					
Adjusted EBITDA (8) / interest expense	3.7x	3.5x	3.5x	3.6x	3.5x
Total debt / annualized Adjusted EBITDA (8)	4.2x	4.8x	4.4x	4.8x	4.6x

(1) We have no outstanding common share equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) On April 2, 2013, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about May 21, 2013 to shareholders of record on April 17, 2013.
(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of Normalized FFO to net income determined in accordance with GAAP.
(5) See Exhibit A for the calculation of NOI and a reconciliation of net income determined in accordance with GAAP to NOI.
(6) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(7) During the fourth quarter of 2012, we recognized $10.5 million of percentage rent for the year ended December 31, 2012.
(8) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts appearing in the table below are in thousands)



	As of March 31, 2013	As of December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 627,696	$ 615,623
Buildings, improvements and equipment	4,633,644	4,567,684
	5,261,340	5,183,307
Less accumulated depreciation	782,111	750,903
	4,479,229	4,432,404
Cash and cash equivalents	38,989	42,382
Restricted cash	11,876	9,432
Deferred financing fees, net	28,409	29,410
Acquired real estate leases and other intangible assets, net	120,732	115,837
Other assets	132,034	118,537
Total assets	$ 4,811,269	$ 4,748,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 190,000
Senior unsecured notes, net of discount	1,092,374	1,092,053
Secured debt and capital leases	734,227	724,477
Accrued interest	21,595	15,757
Assumed real estate lease obligations, net	15,121	13,692
Other liabilities	63,807	65,455
Total liabilities	1,927,124	2,101,434
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
199,700,000 shares authorized, 188,075,568 and 176,553,600 shares issued		
and outstanding at March 31, 2013 and December 31, 2012, respectively	1,880	1,765
Additional paid in capital	3,495,681	3,233,354
Cumulative net income	1,079,056	1,043,821
Cumulative other comprehensive income	13,318	4,562
Cumulative distributions	(1,705,790)	(1,636,934)
Total shareholders' equity	2,884,145	2,646,568
Total liabilities and shareholders' equity	$ 4,811,269	$ 4,748,002

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts appearing in the table below are in thousands, except per share data)



	For the Three Months Ended	
	3/31/2013	3/31/2012
Revenues:		
Rental income (1)	$ 114,373	$ 109,505
Residents fees and services (2) (3)	75,056	35,568
Total revenues	189,429	145,073
Expenses:		
Property operating expenses (3)	74,582	39,334
Depreciation	38,302	33,377
General and administrative	8,648	7,685
Acquisition related costs	1,903	688
Impairment of assets	1,304	3,071
Total expenses	124,739	84,155
Operating income	64,690	60,918
Interest and other income	173	482
Interest expense	(29,564)	(28,889)
Equity in earnings of an investee	76	45
Income before income tax expense	35,375	32,556
Income tax expense	(140)	(204)
Net income	$ 35,235	$ 32,352
Weighted average common shares outstanding	184,605	162,647
Net income per share	$ 0.19	$ 0.20

Additional Data:

General and administrative expenses / total revenues	4.6%	5.3%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%
Straight-line rent included in rental income (1)	$ 1,833	$ 2,858
Lease Value Amortization included in rental income (1)	$ (995)	$ (546)
Percentage rent, estimated (4)	$ 2,200	$ 2,900
Amortization of deferred financing fees and debt discounts	$ 1,540	$ 1,555
Non-cash stock based compensation, estimated	$ 533	$ 414
Lease termination fees included in rental income	$ -	$ -
Capitalized interest expense	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.
(2) Thirty nine (39) senior living communities are leased to our TRSs and managed by Five Star. We recognize residents fees and services as services are provided.
(3) The increase in residents fees and services and property operating expenses for the quarter ended March 31, 2013, is the result of acquisitions since April 1, 2012, including 7 senior living managed communities and 16 MOBs.
(4) In calculating net income in accordance with GAAP, we recognize percentage rental income recevied for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Three Months Ended	
	3/31/2013	3/31/2012
Cash flows from operating activities:		
Net income	$ 35,235	$ 32,352
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	38,302	33,377
Net amortization of debt discounts, premiums and deferred financing fees	1,065	1,555
Straight line rental income	(1,833)	(2,858)
Amortization of acquired real estate leases and other intangible assets	995	546
Impairment of assets	1,304	3,071
Equity in earnings of an investee	(76)	(45)
Change in assets and liabilities:		
Restricted cash	(2,444)	(3,168)
Other assets	(3,822)	2,987
Accrued interest	5,838	(2,677)
Other liabilities	(868)	7,234
Cash provided by operating activities	73,696	72,374
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(73,406)	(30,273)
Real estate improvements	(3,265)	(2,577)
Cash used for investing activities	(76,671)	(32,850)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	261,859	-
Proceeds from borrowings on revolving credit facility	-	284,000
Repayments of borrowings on revolving credit facility	(190,000)	(19,000)
Redemption of senior notes	-	(225,000)
Repayment of other debt	(3,199)	(15,907)
Payment of deferred financing fees	(221)	(69)
Distributions to shareholders	(68,857)	(61,806)
Cash used for financing activities	(418)	(37,782)
(Decrease) increase in cash and cash equivalents:	(3,393)	1,742
Cash and cash equivalents at beginning of period	42,382	23,560
Cash and cash equivalents at end of period	$ 38,989	$ 25,302
Supplemental cash flow information:		
Interest paid	$ 22,660	$ 30,011
Income taxes paid	81	-
Non-cash investing activities:		
Acquisitions funded by assumed debt	(12,266)	-
Non-cash financing activities:		
Assumption of mortgage notes payable	12,266	-
Issuance of common shares	582	453



DEBT SUMMARY
(dollars appearing in the table below are in thousands)

	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 4 properties	6.110%	6.420%	$ 10,470	12/1/2013	$ 10,178	0.7
Mortgage - secured by 2 properties	6.910%	6.310%	13,690	12/1/2013	13,404	0.7
Mortgages - secured by 2 properties	5.830%	5.830%	36,713	6/1/2014	35,807	1.2
Mortgage - secured by 1 property	6.015%	2.460%	30,750	3/1/2015	29,227	1.9
Mortgage - secured by 1 property	6.250%	2.090%	12,232	5/1/2015	11,822	2.1
Mortgage - secured by 1 property	5.650%	5.650%	5,095	6/1/2015	4,867	2.2
Mortgage - secured by 1 property	6.365%	6.365%	11,573	7/1/2015	11,225	2.3
Mortgages - secured by 3 properties	5.660%	5.660%	12,980	7/11/2015	12,326	2.3
Mortgage - secured by 1 property	5.880%	5.880%	2,860	7/11/2015	2,687	2.3
Mortgage - secured by 1 property	5.810%	2.880%	6,739	10/1/2015	6,175	2.5
Mortgage - secured by 1 property	5.810%	5.810%	4,572	10/11/2015	4,325	2.5
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	2.8
Mortgage - secured by 1 property	5.970%	5.970%	6,447	4/11/2016	3,118	3.0
Mortgages - secured by 2 properties	5.924%	5.924%	89,952	11/1/2016	79,415	3.6
Mortgage - secured by 1 property	6.250%	6.250%	12,492	11/11/2016	11,820	3.6
Mortgage - secured by 1 property	5.860%	3.070%	5,787	3/11/2017	5,401	3.9
Mortgages - secured by 8 properties (3)	6.540%	6.540%	46,509	5/1/2017	42,334	4.1
Mortgage - secured by 1 property	6.150%	4.180%	11,374	8/1/2017	10,578	4.3
Mortgage - secured by 1 property	6.730%	4.730%	9,586	4/1/2018	8,328	5.0
Mortgage - secured by 17 properties	6.710%	6.710%	295,436	9/1/2019	266,704	6.4
Mortgage - secured by 1 property (4)	7.310%	7.310%	3,206	1/1/2022	41	8.8
Mortgage - secured by 1 property (4)	7.850%	7.850%	1,577	1/1/2022	21	8.8
Capital leases - 2 properties	7.700%	7.700%	13,676	4/30/2026	-	13.1
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	14.7
Mortgage - secured by 1 property	6.250%	6.250%	3,512	2/1/2033	26	19.9
Mortgage - secured by 2 properties	5.950%	5.950%	9,457	9/1/2038	1,211	25.4
Mortgage - secured by 1 property	4.375%	4.375%	4,729	9/1/2043	23	30.4
Weighted average rate / total secured fixed rate debt	6.340%	6.007%	$ 728,114		$ 637,763	5.3
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (5)	1.800%	1.800%	$ -	6/24/2015	$ -	2.2
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	2.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	7.0
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	8.7
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	29.4
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	$ 1,100,000		$ 1,100,000	13.6
Weighted average rate / total unsecured debt	5.835%	5.835%	$ 1,100,000		$ 1,100,000	13.6
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.340%	6.007%	$ 728,114		$ 637,763	5.3
Weighted average rate / total unsecured floating rate debt	1.800%	1.800%	-		-	2.2
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	1,100,000		1,100,000	13.6
Weighted average rate / total debt	6.036%	5.904%	$ 1,828,114		$ 1,737,763	10.3

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(4) These two mortgages are secured by one property.

(5) Represents amounts outstanding under our $750.0 million revolving credit facility at March 31, 2013. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

	Scheduled Principal Payments During Period			
Year	Secured Fixed Rate Debt [1]	Unsecured Floating Rate Debt [2]	Unsecured Fixed Rate Debt	Total
2013	$ 33,083	$ -	$ -	$ 33,083
2014	48,222	-	-	48,222
2015	94,249	-	-	94,249
2016	160,136	-	250,000	410,136
2017	65,382	-	-	65,382
2018	15,602	-	-	15,602
2019	271,123	-	-	271,123
2020	2,172	-	200,000	202,172
2021	2,364	-	300,000	302,364
Thereafter	35,781	-	350,000	385,781
	$ 728,114	$ -	$ 1,100,000	$ 1,828,114

(1) Includes $13.7 million of capital leases.
(2) Represents amounts outstanding under our $750.0 million revolving credit facility at March 31, 2013. At our option and upon the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Leverage Ratios:					
Total debt / total market capitalization	26.6%	32.5%	32.7%	35.1%	34.0%
Total debt / total book capitalization	38.8%	43.1%	41.2%	44.9%	43.1%
Total debt / total assets	38.0%	42.3%	40.2%	44.0%	42.2%
Total debt / gross book value of real estate assets (1)	34.7%	38.7%	36.7%	40.4%	39.1%
Secured debt / total assets	15.3%	15.3%	15.5%	19.3%	19.3%
Variable rate debt / total debt	-	9.5%	2.9%	28.4%	25.1%
Coverage Ratios:					
Adjusted EBITDA (2) / interest expense	3.7x	3.5x	3.5x	3.6x	3.5x
Total debt / annualized Adjusted EBITDA (2)	4.2x	4.8x	4.4x	4.8x	4.6x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	33.0%	36.9%	35.2%	38.5%	37.4%
Secured debt / adjusted total assets - allowable maximum 40.0%	13.3%	13.3%	13.6%	16.9%	17.1%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.88x	3.73x	3.64x	3.81x	3.71x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.90x	3.27x	3.56x	3.34x	3.55x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.
(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets.
Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Tenant improvements (TI)	$ 232	$ 1,521	$ 650	$ 975	$ 796
Leasing costs (LC)	312	448	399	851	702
Total TI and LC	544	1,969	1,049	1,826	1,498
MOB building improvements (1)	1,038	2,267	1,270	1,061	794
Managed senior living communities capital improvements	4,970	4,055	2,675	2,267	1,058
Total capital expenditures	$ 6,552	$ 8,291	$ 4,994	$ 5,154	$ 3,350
MOB avg. sq. ft. during period	8,497	8,324	8,132	7,848	7,630
Managed senior living communities avg. units during period	6,682	5,491	3,856	3,309	3,233
MOB building improvements per avg. sq. ft. during period	$ 0.12	$ 0.27	$ 0.16	$ 0.14	$ 0.10
Managed senior living communities capital improvements per avg. units during period	$ 744	$ 739	$ 694	$ 685	$ 327

(1) MOB building improvements generally include: (i) construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets, and (ii) non-recurring expenditures or expenditures that we believe increase the value of our existing properties.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions - Leased: (1)

Date Acquired	Location	Type of Property (2)	Number of Properties	Units	Purchase Price (3)	Purchase Price Per Unit	Initial Lease / Cap Rate (4)	Tenant
1/9/2013	Redmond, WA	Independent Living	1	150	$ 22,350	$ 149	8.2%	Stellar Senior Living, LLC
	Total / Wtd. Avg. Senior Living Acquisitions		1	150	$ 22,350	$ 149	8.2%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Sq. Ft.	Purchase Price (3)	Purchase Price per Sq. Ft.	Cap Rate (4)	Weighted Average Remaining Lease Term (5)	Occupancy (6)	Major Tenant
2/14/2013	Bothel, WA	2	145	$ 38,000	$ 262	8.9%	5.4	100.0%	Seattle Genetics, Inc.
3/22/2013	Hattiesburg, MS	1	72	$ 14,600	$ 203	8.4%	6.8	100.0%	Forrest General Hospital
	Total / Wtd. Avg. MOB Acquisitions	3	217	$ 52,600	$ 243	8.7%	6.1		

Dispositions: (7)

Date Sold	Location	Type of Property	Number of Properties	Sale Price	NBV	Book Loss on Sale

There were no property dispositions during the three months ended March 31, 2013.

(1) During the quarter ended March 31, 2013, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $8.2 million of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $654,000. These amounts are not included in the table above.
(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.
(3) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.
(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.
(5) Weighted average remaining lease term based on rental income at the time of acquisition.
(6) Occupancy as of acquisition date.
(7) One MOB located in Fort Washington, PA which was vacated in February 2012 is scheduled for demolition.



PORTFOLIO INFORMATION

The Jefferson of Arlington, VA.
Continuing Care Retirement Community.
421Units.

PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)



	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Investment per Unit / Bed or Square Foot (2)	Q1 2013 NOI (3)	% of Q1 2013 Total NOI
Facility Type:								
Independent living (4)	62	15,180		$ 1,855,007	35.2%	$ 122,201	$ 34,022	29.7%
Assisted living (4)	151	11,158		1,285,493	24.3%	$ 115,208	32,875	28.6%
Nursing homes (4)	48	5,024		210,394	4.0%	$ 41,878	4,303	3.7%
Rehabilitation hospitals	2	364		76,463	1.5%	$ 210,063	2,717	2.4%
Subtotal senior living communities	263	31,726		3,427,357	65.0%	$ 108,030	73,917	64.4%
Medical office buildings (MOBs) (5)	122	8,543,000	sq. ft.	1,653,966	31.5%	$ 194	36,526	31.8%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	$ 222	4,404	3.8%
Total	395			$ 5,261,340	100.0%		$ 114,847	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	91	6,731		$ 703,069	13.3%	$ 104,452	$ 14,708	12.8%
Five Star (Lease No. 2)	53	7,564		750,202	14.2%	$ 99,181	17,618	15.3%
Five Star (Lease No. 3)	17	3,281		350,690	6.7%	$ 106,885	8,500	7.4%
Five Star (Lease No. 4)	29	3,335		385,642	7.3%	$ 115,635	8,618	7.5%
Subtotal Five Star	190	20,911		2,189,603	41.5%	$ 104,711	49,444	43.0%
Sunrise Senior Living, Inc. / Marriott (6)	4	1,619		126,326	2.4%	$ 78,027	3,133	2.8%
Brookdale Senior Living, Inc.	18	894		61,122	1.2%	$ 68,369	1,754	1.5%
6 private senior living companies (combined)	12	1,620		93,977	1.8%	$ 58,010	2,434	2.1%
Managed senior living communities (7)	39	6,682		956,329	18.1%	$ 143,120	17,152	15.0%
Subtotal senior living communities	263	31,726		3,427,357	65.0%	$ 108,030	73,917	64.4%
Multi-tenant MOBs (5)	122	8,543,000	sq. ft.	1,653,966	31.5%	$ 194	36,526	31.8%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	$ 222	4,404	3.8%
Total	395			$ 5,261,340	100.0%		$ 114,847	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at March 31, 2013.

(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple-net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Marriott guarantees the lessee's obligations under these leases.

(7) These 39 senior living communities are leased to our TRSs and managed by Five Star.

OCCUPANCY BY PROPERTY TYPE AND TENANT



	For the Twelve Months Ended (1)				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Property Type:					
Independent living	87.6%	87.7%	87.6%	87.2%	87.0%
Assisted living	86.9%	87.0%	86.7%	86.6%	86.5%
Nursing homes	79.7%	80.1%	79.9%	80.0%	80.3%
Rehabilitation hospitals	60.3%	60.6%	60.4%	60.9%	61.0%
Subtotal senior living communities	85.7%	85.9%	85.6%	85.4%	85.3%
MOBs (2)	93.3%	93.9%	94.5%	94.2%	95.9%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	85.0%	85.1%	84.3%	84.1%	84.1%
Five Star (Lease No. 2)	81.5%	82.0%	82.0%	81.9%	81.8%
Five Star (Lease No. 3)	88.9%	89.2%	89.3%	89.6%	90.0%
Five Star (Lease No. 4)	85.9%	86.3%	86.1%	85.4%	84.6%
Subtotal Five Star	84.5%	84.8%	84.5%	84.4%	84.3%
Sunrise Senior Living, Inc. / Marriott (3)	93.4%	93.2%	93.1%	93.0%	92.6%
Brookdale Senior Living, Inc.	94.8%	94.0%	93.6%	92.7%	92.1%
6 private senior living companies (combined)	83.1%	83.3%	83.6%	83.8%	84.0%
Managed senior living communities (4)	87.4%	87.2%	86.9%	86.6%	86.5%
Subtotal senior living communities	85.7%	85.9%	85.6%	85.4%	85.3%
Multi-tenant MOBs (2)	93.3%	93.9%	94.5%	94.2%	95.9%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1)   Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2)   MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of March 31, 2013 was 95.0%.

(3)   These leases are guaranteed by Marriott.

(4)   Includes 39 senior living communities that are leased to our TRSs and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through March 31, 2013 was 87.3%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs AND MANAGED SENIOR LIVING COMMUNITIES)

Tenant	For the Twelve Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Five Star (Lease No. 1)	1.22x	1.21x	1.20x	1.18x	1.22x
Five Star (Lease No. 2)	1.20x	1.22x	1.23x	1.27x	1.29x
Five Star (Lease No. 3)	1.67x	1.69x	1.68x	1.71x	1.74x
Five Star (Lease No. 4)	1.20x	1.20x	1.20x	1.17x	1.16x
Subtotal Five Star	1.29x	1.29x	1.29x	1.30x	1.32x
Sunrise Senior Living, Inc. / Marriott (1)	1.91x	1.88x	1.90x	1.97x	1.96x
Brookdale Senior Living, Inc.	2.41x	2.37x	2.27x	2.24x	2.23x
6 private senior living companies (combined)	2.28x	2.69x	2.86x	2.78x	2.80x
Subtotal senior living communities	1.40x	1.40x	1.40x	1.41x	1.43x
Wellness centers	2.21x	2.19x	2.17x	2.16x	2.15x
Total	1.45x	1.45x	1.45x	1.46x	1.48x

(1)   These leases are guaranteed by Marriott.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES - RESULTS OF OPERATIONS (1)

(dollars in thousands)

| | As of and For the Three Months Ended | |
	3/31/2013	3/31/2012
Number of Properties (2)	224	229
Number of Units	25,044	30,134
Occupancy (3)	85.6%	85.3%
Rent Coverage (3)	1.40x	1.43x
Rental Income	$ 56,765	$ 58,824

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY PORTFOLIO - RESULTS OF OPERATIONS (1)

(dollars in thousands)

| | As of and For the Three Months Ended (4) | |
	3/31/2013	3/31/2012
Number of Properties (2)	219	219
Number of Units	24,383	24,383
Occupancy (3)	85.2%	86.2%
Rent Coverage (3)	1.38x	1.28x
Rental Income	$ 55,583	$ 54,960

(1)   Includes nursing homes and two rehabilitation hospitals.

(2)   Reflects the transfer of ten communities previously triple net leased to Sunrise in the third and fourth quarter of 2012 to our TRS and managed by Five Star, partially offset by additional triple net leased properties we acquired since April 1, 2012.

(3)   All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended December 31, 2012 and 2011 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple-net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple-net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(4)   Consists of triple net senior living communities we have owned continously since January 1, 2012.



MANAGED SENIOR LIVING COMMUNITIES - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended	
	3/31/2013	3/31/2012
Number of Properties (1)	39	23
Number of Units (1)	6,682	3,416
Occupancy	87.1%	87.5%
Average Monthly Rate	$ 4,296	$ 3,969
Average Monthly Rate % Growth	8.2%	--
Residents Fees and Services	$ 75,056	$ 35,568
Property Operating Expenses	(57,904)	(25,499)
NOI (2)	$ 17,152	$ 10,069
NOI Margin % (3)	22.9%	28.3%
NOI % Growth	70.3%	--

MANAGED SENIOR LIVING COMMUNITIES PROPERTY PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended (4)	
	3/31/2013	3/31/2012
Number of Properties	22	22
Number of Units (1)	3,324	3,324
Occupancy	91.5%	87.2%
Average Monthly Rate	$ 3,973	$ 3,974
Average Monthly Rate % Growth	0.0%	--
Residents Fees and Services	$ 36,246	$ 34,992
Property Operating Expenses	(25,989)	(25,053)
NOI (2)	$ 10,257	$ 9,939
NOI Margin % (3)	28.3%	28.4%
NOI % Growth	3.2%	--

(1) Includes only those properties that were leased to our TRSs in the periods presented.
(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3) NOI margin % is defined as NOI as a percentage of residents fees and services.
(4) Based on properties leased continuously to our TRSs since January 1, 2012.

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended			
	3/31/2013		3/31/2012	
Number of Properties		122		108
Square Feet (1)		8,543		7,630
Occupancy (2)		95.0%		94.2%
Rental Income (3)	$	53,204	$	46,261
NOI (4)	$	36,526	$	32,426
NOI Margin % (5)		68.7%		70.1%
NOI % Growth		12.6%		--

MOB SAME STORE PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (7)			
	3/31/2013		3/31/2012	
Number of Properties (6)		106		106
Square Feet (1)		7,487		7,487
Occupancy (2)		94.6%		94.2%
Rental Income (3)	$	45,287	$	46,007
NOI (4)	$	31,022	$	32,244
NOI Margin % (5)		68.5%		70.1%
NOI % Growth		(3.8%)		--

(1) Prior periods exclude space remeasurements made during the periods presented.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple-net lease rental income.
(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(5) NOI margin % is defined as NOI as a percentage of rental income.
(6) One MOB which was sold in July 2012 and one MOB which was vacated in February 2012 that is scheduled for demolition are excluded.
(7) Consists of MOBs we have owned continuously since January 1, 2012.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Properties	122	120	114	112	108
Total sq. ft. (1)	8,543	8,457	8,197	8,066	7,630
Occupancy (2)	95.0%	93.3%	93.9%	94.5%	94.2%
Leasing Activity (sq. ft.):					
New leases	45	19	32	26	24
Renewals	288	42	285	185	22
Total	333	61	317	211	46
% Change in GAAP Rent (3):					
New leases	21.1%	14.9%	73.5%	(0.6%)	32.0%
Renewals	(1.9%)	0.7%	(4.3%)	(3.3%)	(0.7%)
Weighted average	3.6%	5.0%	2.8%	(3.0%)	17.2%
Leasing Costs and Concession Commitments (4):					
New leases	$ 1,940	$ 550	$ 762	$ 1,192	$ 1,216
Renewals	559	361	677	1,641	200
Total	$ 2,499	$ 911	$ 1,439	$ 2,833	$ 1,416
Leasing Costs and Concession Commitments per Sq. Ft. (4):					
New leases	$ 43.11	$ 28.95	$ 23.81	$ 45.85	$ 50.67
Renewals	$ 1.94	$ 8.60	$ 2.38	$ 8.87	$ 9.09
All new and renewed leases	$ 7.50	$ 14.93	$ 4.54	$ 13.43	$ 30.78
Weighted Average Lease Term by Sq. Ft. (years) (5):					
New leases	9.0	6.2	5.4	8.2	13.4
Renewals	3.8	3.9	4.0	4.7	3.9
All new and renewed leases	5.3	4.6	4.2	5.2	9.7
Leasing Costs and Concession Commitments per Sq. Ft. per Year (4):					
New leases	$ 4.79	$ 4.67	$ 4.41	$ 5.59	$ 3.78
Renewals	$ 0.51	$ 2.20	$ 0.59	$ 1.89	$ 2.33
All new and renewed leases	$ 1.42	$ 3.25	$ 1.08	$ 2.58	$ 3.17

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered
      for sublease by tenants.
(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(5) Weighted based on annualized rental income pursuant to existing leases as of March 31, 2013, including straight line rent adjustments, estimated recurring
      expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the period indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT
(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 3/31/2013 (1)	% of Annualized Rental Income (1)	Expiration
1	Five Star	Senior living	$ 202,576	37.7%	2017 - 2028
2	Aurora Health Care, Inc.	MOB	16,896	3.1%	2024
3	Sunrise Senior Living, Inc. / Marriott	Senior living	14,479	2.7%	2018
4	Life Time Fitness, Inc.	Wellness center	10,550	2.0%	2028
5	The Scripps Research Institute	MOB	10,261	1.9%	2019
6	Cedars-Sinai Medical Center	MOB	9,351	1.7%	2013 - 2017
7	Brookdale Senior Living, Inc.	Senior living	8,939	1.7%	2017
8	Reliant Medical Group, Inc.	MOB	7,661	1.4%	2019
9	Starmark Holdings, LLC (Wellbridge)	Wellness center	6,985	1.3%	2023
	All Other Tenants (2)		249,464	46.5%	2013 - 2034
	Total Tenants		$ 537,162	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of March 31, 2013, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2013, annualized) from our managed senior living communities.

(2) Includes NOI (three months ended March 31, 2013, annualized) from our managed senior living communities.



PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)

| | Annualized Rental Income (1) | | | | | |
Year	Senior Living Communities (2)	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2013	$ -	$ 17,631	$ -	$ 17,631	3.3%	3.3%
2014	-	25,134	-	25,134	4.7%	8.0%
2015	3,039	20,802	-	23,841	4.4%	12.4%
2016	-	19,685	-	19,685	3.7%	16.1%
2017	43,998	25,038	-	69,036	12.9%	29.0%
2018	14,540	20,264	-	34,804	6.5%	35.5%
2019	599	29,612	-	30,211	5.6%	41.1%
2020	-	11,865	-	11,865	2.2%	43.3%
2021	1,424	5,121	-	6,545	1.2%	44.5%
Thereafter (2)	241,628	39,246	17,536	298,410	55.5%	100.0%
Total	$ 305,228	$ 214,398	$ 17,536	$ 537,162	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.8 years

Number of Living Units / Beds or Square Feet with Leases Expiring

| | Living Units / Beds | | | Square Feet | | | | |
Year	Senior Living Communities (Units / Beds) (3)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2013	-	0.0%	0.0%	576,108	-	576,108	6.5%	6.5%
2014	-	0.0%	0.0%	1,234,062	-	1,234,062	13.8%	20.3%
2015	423	1.3%	1.3%	853,124	-	853,124	9.6%	29.9%
2016	-	0.0%	1.3%	879,061	-	879,061	9.8%	39.7%
2017	4,229	13.3%	14.6%	1,001,432	-	1,001,432	11.2%	50.9%
2018	1,619	5.1%	19.7%	626,867	-	626,867	7.0%	57.9%
2019	175	0.6%	20.3%	939,676	-	939,676	10.5%	68.4%
2020	-	0.0%	20.3%	519,671	-	519,671	5.8%	74.2%
2021	361	1.1%	21.4%	201,360	-	201,360	2.4%	76.6%
Thereafter (3)	24,919	78.6%	100.0%	1,281,570	812,000	2,093,570	23.4%	100.0%
Total	31,726	100.0%		8,112,931	812,000	8,924,931	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of March 31, 2013, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended March 31, 2013, annualized) from our managed senior living communities.

(2) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities, nursing homes and rehabilitation hospitals. Includes NOI (three months ended March 31, 2013, annualized) from our managed senior living communities.

(3) Includes 6,682 living units leased to our TRSs.



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EXHIBITS

Decatur, GA.
Medical Office Building.
Major tenant: The Emory Clinic Inc.
Square Feet: 111,538.

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts appearing in the table below are in thousands)



	For the Three Months Ended	
	3/31/2013	3/31/2012
Calculation of NOI:		
Revenues:		
Rental income	$ 114,373	$ 109,505
Residents fees and services	75,056	35,568
Total revenues	189,429	145,073
Property operating expenses	74,582	39,334
Net operating income (NOI):	$ 114,847	$ 105,739
Reconciliation of NOI to Net Income:		
Net operating income (NOI)	$ 114,847	$ 105,739
Depreciation expense	(38,302)	(33,377)
General and administrative expense	(8,648)	(7,685)
Acquisition related costs	(1,903)	(688)
Impairment of assets	(1,304)	(3,071)
Operating income	64,690	60,918
Interest and other income	173	482
Interest expense	(29,564)	(28,889)
Equity in earnings of an investee	76	45
Income before income tax expense	35,375	32,556
Income tax expense	(140)	(204)
Net income	$ 35,235	$ 32,352

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)



	For the Three Months Ended			
	3/31/2013		3/31/2012	
Net income	$	35,235	$	32,352
interest expense		29,564		28,889
income tax expense		140		204
depreciation expense		38,302		33,377
EBITDA		103,241		94,822
acquisition related costs		1,903		688
impairment of assets		1,304		3,071
percentage rent adjustment (1)		2,200		2,900
Adjusted EBITDA	$	108,648	$	101,481

(1)   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts appearing in the table below are in thousands, except per share data)

EXHIBIT C



	For the Three Months Ended	
	3/31/2013	3/31/2012
Net income	$ 35,235	$ 32,352
Depreciation expense	38,302	33,377
Impairment of assets	1,304	3,071
FFO	74,841	68,800
Acquisition related costs	1,903	688
Percentage rent adjustment (1)	2,200	2,900
Normalized FFO	$ 78,944	$ 72,388
Weighted average shares outstanding	184,605	162,647
FFO per share	$ 0.41	$ 0.42
Normalized FFO per share	$ 0.43	$ 0.45

(1) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.